UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ____________________ to ____________________

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(K) Savings Plan 4582 S. Ulster St., Suite 1700 Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc. 13131 Lake Fraser Dr. S.E. Calgary, Alberta Canada T2J 7E8 (403) 225-7000

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
U.S. Pension Committee
Agrium U.S. Retail 401(K) Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Retail 401(K) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(K) Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
June 11, 2007

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31
(U.S. dollars)

	2006	2005
Assets
Investments, at fair value (note 5):
Mutual funds	$150,350,746	$77,168,320
Collective trust	38,468,289	27,158,655
Common stock	13,854,220	10,427,933
Participant loans	4,955,854	2,791,982

Total investments	207,629,109	117,546,891

Receivables:
Participant contributions	270,210	—
Employer contributions	2,712,615	3,164,736

Total receivables	2,982,825	3,164,736

Total assets	210,611,934	120,611,627

Liabilities
Operating payables	12,439	—

Total liabilities	12,439	—

Net assets reflecting all investments at fair value	210,599,495	120,711,627

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	1,863,685	1,206,261

Net assets available for plan benefits	$208,735,810	$119,505,366

See accompanying notes to financial statements

AGRIUM U.S. INC.
RETAIL 401(K) SAVINGS PLAN
Statement of Changes In Net Assets Available For Plan Benefits
Year Ended December 31
(U.S. dollars)

2006
Additions

Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$10,544,046
Interest and dividends	3,982,569

14,526,615

Transfer from Royster-Clark affiliated plan (note 1)	70,104,247

Contributions:
Participants	7,304,852
Employer	6,141,019

Total contributions	13,445,871

Total additions	98,076,733

Deductions and transfers

Deductions attributed to:
Distributions paid to participants	8,833,850
Other	12,439

Total deductions	8,846,289

Net increase	89,230,444

Net assets available for plan benefits:
Beginning of year	119,505,366

End of year	$208,735,810

See accompanying notes to financial statements

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2006 and 2005
(U.S. dollars)
1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(K) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Western Farm Service, Inc. (the Company) is an indirect subsidiary of Agrium U.S. Inc., a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Agrium acquired control of Royster-Clark, Inc. (Royster), a major U.S. retailer and wholesaler of crop inputs, on February 9, 2006. A portion of the Royster-Clark, Inc. Employee Savings and Investment Plan and Trust Plan assets were transferred and merged into the Agrium U.S. Retail 401(K) Savings Plan on December 29, 2006. The assets have been appropriately included as investments on the statement of net assets available for plan benefits as of December 31, 2006.
(a)	Participant Eligibility and Contributions

Under the Plan, all full-time employees are eligible to immediately participate in the Plan. All employees not designated as full-time require 1,000 hours for participation. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).

For years prior to 2005, participants could elect to contribute up to 16% of their annual compensation, subject to the limits established by Internal Revenue Service (IRS) guidelines. Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All eligible participants received a basic Company contribution equal to two percent of their total compensation, as defined in the Plan document, subject to IRS limits, without regard to any participant election to contribute to the Plan. In addition, the Company made a matching contribution in an amount equal to 100% of the first two percent of the participants’ elective compensation contributions. The Plan also provided that the Company, at its discretion, could make additional contributions, which, if made, were allocated among all active participants based upon each participant’s contributions for the year.

Effective January 1, 2005, the Plan was amended whereby the basic 2% Company contribution was eliminated and the Company matching contribution was increased from the first 2% to the first 4% of the participants’ elective compensation contributions. In addition, participants can elect to contribute up to 30% of their annual compensation, subject to IRS limitations ($15,000 in 2006). The vesting schedule was also revised whereby Company matching contributions (and associated earnings) made after 2004 are now 100% vested without regard to participants’ years of service. However, discretionary Company additional contributions and associated earnings continue to be vested at 50% for participants with less than three years of service. See the following note (b) on vesting.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2006 and 2005
(U.S. dollars)
(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. Company contributions and earnings thereon made to the Plan before 2005 and all discretionary additional Company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting percentage

Less than 3	50%
3 or more	100%
Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and are used to reduce Company contributions, or pay Plan administrative expenses. For 2006, forfeitures applied to contributions totaled $125,001. The balance of forfeited nonvested employer accounts was not material at December 31, 2006 and 2005.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. Company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed in cash or in common shares of Agrium Inc., at the election of the participant.

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2006 and 2005
(U.S. dollars)
Agrium Inc. Common Stock — Funds are invested in common stock of Agrium Inc.

SEI Stable Asset GIC Fund — The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GICs) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund — The fund invests primarily in a broadly diversified portfolio of U.S. fixed income securities issued by the U.S. government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund — The fund invests primarily in common stocks that replicate the investments results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund — The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund — The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Mid Cap Fund — The fund invests primarily in equity securities of U.S. mid-sized companies. The fund seeks to provide long-term capital appreciation through diversification in U.S. mid capitalization stocks, which includes stocks with value characteristics.

SEI Small Cap Value Fund — The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Small Cap Growth Fund — The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Equity Fund — The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Diversified Conservative Fund — The fund includes significant allocations to fixed income funds and moderate allocations to equity funds. The fund seeks to provide current income with the opportunity for capital growth through participation in the U.S. and international equity markets.

SEI Diversified Moderate Growth Fund — The fund invests in both equity and fixed income funds. The fund seeks to provide long-term growth of capital with a limited level of current income. Funds are invested 60% in equity, both U.S. and international, and 40% in fixed income funds.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2006 and 2005
(U.S. dollars)
SEI Diversified Global Stock Fund — The fund invests almost exclusively in stock funds, and U.S. and non-U.S. equities. The fund may invest up to 39% of its total assets in international equity markets. The fund seeks long-term capital growth through participation in the U.S. and international equity markets.

See note 5 for the detail of investments that exceeded five percent of net assets available for benefits as of December 31, 2006 and 2005.

(f)	Administrative Expenses

Although allowed by the Plan, the Company did not pay any material administrative expenses of the Plan for the year ended December 31, 2006. All Plan administrative expenses, including fees, were paid directly from Plan assets.

(g)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of 50% of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published in the Wall Street Journal. Principal and interest are paid through monthly payroll deductions. Loans outstanding at December 31, 2006 bear interest rates ranging from 5.0% to 10.5%.
2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting. Certain comparative figures have been reclassified to conform to the current year’s presentation.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2006 and 2005
(U.S. dollars)
(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of Investments

Investments in mutual funds and common stocks are valued at fair value determined by the quoted market price. Participant loans are valued at principal balance, which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments in the SEI Stable Asset GIC Fund (Collective Trust) are stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the year ended December 31, 2006 the average yield utilized was 5.71% and the crediting interest rate to the fund was 4.95%.
3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Continued qualification of the Plan will depend on the operation of the Plan in compliance with IRS regulations.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2006 and 2005
(U.S. dollars)
4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become fully vested in their accounts. The Plan provides that upon termination of the Plan, the net assets would be allocated among its participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

	December 31,
	2006	2005

Investment securities representing five percent or more of net assets available for plan benefits at December 31, 2006:
SEI Stable Asset Fund	$38,468,289	$27,158,655
SEI Large Cap Growth Fund	31,190,246	20,740,513
SEI Diversified Moderate Growth Fund	20,877,271	14,913,620
SEI S&P 500 Index Fund	18,077,375	6,876,877
SEI Core Fixed Income Fund	16,211,154	11,237,774
SEI Small Cap Value Fund	15,664,564	7,309,290
SEI Mid Cap Value Fund	14,109,697	—
Agrium Inc. Common Stock	13,854,220	10,427,933
SEI Large Cap Value Fund	12,990,166	6,591,051
SEI International Equity Fund	12,770,408	2,923,730

	$194,213,390	$108,179,443

Investment securities representing less than five percent of net assets available for plan benefits at December 31, 2006:
Participant Loans	$4,955,854	$2,791,983
SEI Small Cap Growth Fund	4,831,846	3,899,517
SEI Diversified Global Stock Fund	1,979,459	1,407,546
SEI Diversified Conservative Fund	1,648,560	1,268,402

	$13,415,719	$9,367,448

Total Investments	$207,629,109	$117,546,891

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$5,782,603
Agrium Inc. Common Stock	4,255,566
SEI Stable Asset GIC Fund	505,877

$10,544,046

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2006 and 2005
(U.S. dollars)
6.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefit.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2006
(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
*	SEI Stable Asset Fund	Guaranteed Interest Contract	$38,468,289
*	SEI Large Cap Growth Fund	Mutual Fund	31,190,246
*	SEI Diversified Moderate Growth Fund	Mutual Fund	20,877,271
*	SEI S&P500 Index Fund	Mutual Fund	18,077,375
*	SEI Core Fixed Income Fund	Mutual Fund	16,211,154
*	SEI Small Cap Value Fund	Mutual Fund	15,664,564
*	SEI Mid Cap Value Fund	Mutual Fund	14,109,697
*	Agrium Inc.	Common Stock	13,854,220
*	SEI Large Cap Value Fund	Mutual Fund	12,990,166
*	SEI International Equity Fund	Mutual Fund	12,770,408
	Participant loans, interest rates from 5.0% to 10.5%, secured by participant’s vested account	Participant Loan	4,955,854
*	SEI Small Cap Growth Fund	Mutual Fund	4,831,846
*	SEI Diversified Global Stock Fund	Mutual Fund	1,979,459
*	SEI Diversified Conservative Fund	Mutual Fund	1,648,560

	Total assets held at end of year		$207,629,109

*	Identified party-in-interest
Note: Information on cost of the investments is excluded, as all investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE
THE PLAN.   Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 20, 2007	AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN AGRIUM U.S. INC.
	By:	/s/ Randy N. Orgill
Randy N. Orgill
Assistant Corporate Secretary

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8.